Exhibit (a)(1)(vi)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Tender Offer (as defined below) is made solely by the Offer to Purchase dated September 17, 2026 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Tender Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Tender Offer be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of Beretta Holding S.A. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
Up to 2,400,184 Shares of Common Stock

of

Sturm, Ruger & Company, Inc.

at

a Purchase Price of $44.80 per Share

by

Beretta Holding S.A.

Beretta Holding S.A. (“Beretta Holding”), a Luxembourg corporation, is offering to purchase up to 2,400,184 of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Sturm, Ruger & Company, Inc., a Delaware corporation (the “Company”), at $44.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Tender Offer”).

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 15, 2026, UNLESS THE TENDER OFFER IS EXTENDED (THE “EXPIRATION DATE”).

The Tender Offer is being made pursuant to the Cooperation Agreement, dated as of May 2, 2026, between the Company and Beretta Holding (the “Cooperation Agreement”). The Cooperation Agreement is more fully described in Section 10 of the Offer to Purchase, “Background of the Tender Offer, Past Contacts with the Company; Cooperation Agreement”.

Upon the terms and subject to the conditions of the Tender Offer, Beretta Holding will purchase up to 2,400,184 Shares or, if a lesser number of Shares are validly tendered, all Shares that are validly tendered and not validly withdrawn. The obligation of Beretta Holding to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Tender Offer is subject to certain conditions set forth in the Offer to Purchase. See Section 14 of the Offer to Purchase, “Conditions of the Tender Offer”. The Tender Offer is not subject to any financing condition and is not conditioned upon any minimum number of Shares being tendered.

The term “Expiration Date” means one minute after 11:59 p.m., New York City time, on October 15, 2026, unless the Tender Offer is extended in accordance with the Cooperation Agreement, in which event the term “Expiration Date” shall refer to the latest time and date at which the Tender Offer, as so extended, shall expire.

Beretta Holding may be required or permitted to extend the Tender Offer in the following circumstances: (a) Beretta Holding shall extend the Tender Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the Securities and Exchange Commission (the “SEC”) and its staff with respect thereto that are applicable to the Tender Offer; and (b) Beretta Holding may extend the Tender Offer for any reason on up to four occasions in consecutive increments of up to five (5) business days each (or such longer period, and/or for such further occasions, as the Company and Beretta Holding may agree).

Extensions to the Tender Offer that are required or permissible under the Cooperation Agreement shall be effected by public announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.

For purposes of the Tender Offer, Beretta Holding will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Tender Offer, Shares that are properly tendered and not properly withdrawn only when, as and if Beretta Holding gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance of such Shares for payment pursuant to the Tender Offer. Beretta Holding will pay for the Shares purchased pursuant to the Tender Offer by depositing the aggregate purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Beretta Holding and transmitting payment to the tendering stockholders.

Beretta Holding will pay for Shares tendered and accepted for payment in the Tender Offer only after timely receipt by the Depositary of certificates for the Shares or a timely confirmation of a book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other required documents.

Upon the terms and subject to the conditions of the Tender Offer, if more than 2,400,184 Shares have been validly tendered and not validly withdrawn prior to the Expiration Date, Beretta Holding will purchase Shares from all stockholders who properly tender their Shares, and who do not properly withdraw them before the Expiration Date, on a pro rata basis. Beretta Holding expects that it may not be able to announce the final proration results or commence payment for any Shares purchased pursuant to the Tender Offer until up to five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date.

Beretta Holding will return all tendered Shares that it has not purchased, including because of the proration provisions of the Tender Offer, promptly after the Expiration Date. Under no circumstances will Beretta Holding pay interest on the purchase price for tendered Shares, regardless of any extension of or amendment to the Tender Offer or any delay in paying for such Shares.

Beretta Holding will not provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934.

Tenders of Shares made pursuant to the Tender Offer may be withdrawn at any time prior to the expiration of the Tender Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 60 days from the date of the commencement of the Tender Offer if the Shares have not yet been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an “eligible institution” (as defined in the Offer to Purchase)) signatures guaranteed by an eligible institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares.

Beretta Holding will decide, in its sole discretion, all questions as to the form and validity of notices of withdrawal, and each such decision will be final and binding. None of Beretta Holding, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

Beretta Holding is seeking to acquire up to 2,400,184 Shares in the Tender Offer for investment purposes. The Tender Offer is not seeking to acquire control of the Company.

Generally, the Company’s stockholders will be subject to U.S. federal income taxation and applicable withholding when they receive cash from Beretta Holding in exchange for the Shares they tender in the Tender Offer. Beretta Holding encourages stockholders to seek professional advice from their own advisors concerning the tax consequences applicable to their particular situation.

The Company provided Beretta Holding with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Tender Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Beretta Holding’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Tender Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Tender Offer is:

Saratoga Proxy Consulting LLC

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

September 17, 2026

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